FILED PURSUANT TO RULE 424 (b)(3)

PROSPECTUS

500,104 Shares

Socket Communications, Inc.

Common Stock

This prospectus relates to 500,104 shares of our common stock which may be sold from time to time by the selling stockholders identified in this prospectus or their transferees. Of the shares offered by this prospectus, 118,344 shares of common stock are issuable upon exercise of warrants.

The prices at which the selling stockholders or their transferees may sell the shares will be determined by the prevailing market prices for the shares or in negotiated transactions. While we may receive proceeds upon the exercise of the warrants, we will not receive any proceeds from the sale of the shares offered by this prospectus.

Our common stock is quoted on the Nasdaq National Market under the symbol "SCKT" and is listed on the Pacific Exchange under the symbol "SOK." On May 20, 2002, the last reported sale price for our common stock on the Nasdaq National Market was $1.40 per share.

Investment in the securities involves a high degree of risk. See "Risk Factors".

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is May 21, 2002.

TABLE OF CONTENTS

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

THE COMPANY

RISK FACTORS

USE OF PROCEEDS

SELLING STOCKHOLDERS

PLAN OF DISTRIBUTION

LEGAL MATTERS

EXPERTS

WHERE YOU CAN FIND MORE INFORMATION

INFORMATION INCORPORATED BY REFERENCE

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The selling stockholders listed in this prospectus are offering to sell, and seeking offers to buy shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

You can contact us by mail at Socket Communications, Inc., 37400 Central Court, Newark, CA 94560 or by phone at (510) 744-2700.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of the securities laws. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control. All statements other than statements of historical facts included in this prospectus, including the statements under "The Company" and elsewhere in this prospectus regarding our strategy, future operations, financial position, estimated revenues, projected costs, prospects, plans and objectives of management, are forward-looking statements. When used in this prospectus, the words "will," "believe," "anticipate," "intend," "estimate," "expect," "project" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. All forward-looking statements speak only as of the date of this prospectus. Neither we nor any of the selling stockholders undertake any obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise. Although we believe that our plans, intentions and expectations reflected in or suggested by the forward-looking statements we make in this prospectus are reasonable, ultimately we may not achieve such plans, intentions or expectations.

We disclose important factors that could cause our actual results to differ materially from our expectations under "Risk Factors" and elsewhere in this prospectus. Such factors include, among others, the following: our ability to raise sufficient capital to fund our operations, our ability to achieve profitability, developments in the market for our products, including the market for mobile computers that use the Windows Pocket PC operating system, and developments in our relationships with our strategic partners. These cautionary statements qualify all forward-looking statements attributable to us or persons acting on our behalf.

THE COMPANY

We are a leading provider of connection solutions for handheld computers, offering a wide range of connection products. Our products have been designed specifically for handheld computers and other battery-powered devices with standard expansion slots and work with notebooks, and are all low power, standards-based (either CompactFlash or PC Card form factor for our plug-in cards), and user friendly. We classify our products into four product families:

  Our network connection products are plug-in CompactFlash or PC Card input/output cards that connect handheld computers or notebooks, either wirelessly or over a cable, to wide area networks through a mobile phone or telephone, to local area networks, and to other electronic devices to reach the Internet, send and receive email, or communicate with electronic appliances such as desktop computers or printers. Our plug-in network connection wireless products consist of Bluetooth and Wireless LAN cards. Our plug-in network connection wired cards consist of mobile phone connection cards, Ethernet cards and modems. Our Bluetooth, phone and Ethernet cards also work with notebooks.
  Our bar code scanning products plug into handheld computers or notebooks through the CompactFlash or PC Card slot and turn handheld computers or notebooks into portable bar code scanners including traditional linear bar code scanners and PDF417 scanners.
  Our peripheral connection products add one to four serial ports to a notebook or handheld computer, plugging in through the PC Card or CompactFlash card slot to allow the attachment of peripheral devices.
  Our embedded products and services provide internal connections for electronic devices and include Bluetooth modules, proprietary interface chips for use in third party electronic products, engineering design-win services to assist customers in integrating our embedded products, and related developer kits.

We are developing connection products in a smaller Secure Digital form factor which we anticipate introducing in the second half of 2002 for use with electronic devices having Secure Digital input/output slots. We have developed a worldwide distribution network and our products are endorsed and recommended by many of the leading manufacturers and distributors of mobile devices. Our goal is to further strengthen our leadership position in our rapidly expanding markets and to develop new and creative connection solutions as the mobile communications market evolves. We further intend to expand the markets we serve from a focus on handheld computers today to connecting the wide range of portable electronic appliances, such as digital cameras, that will be interconnected over the next several years.

Although we believe that our focus on handheld computers with our expanding family of connection products and our relationships with key industry strategic partners position us for revenue growth in 2002, we have incurred significant quarterly and annual operating losses in every fiscal period since our inception, and we may continue to incur quarterly operating losses at least through the first half of 2002 and possibly longer. Our ability to achieve profitability will be highly dependent upon: increased market acceptance of our connection products including recently introduced products; growth and acceptance of handheld computers and devices using the Windows CE operating system; the deployment of higher speed networks to improve data transfer speeds over mobile phones; the ability to raise capital to fund our product development and sales and marketing efforts; the development of new products for new and existing markets; the improvement of gross margins through maintaining of sales prices and reduction of product costs, higher sales volumes and contract manufacturing efficiencies; expanding our distribution capability; completing our product development; and managing our operating expenses. There can be no assurances that we will meet any of these objectives or ever achieve profitability.

As of March 31, 2002, we had a cash and cash equivalents balance of $4,209,697, stockholders' equity of $13,035,288, an accumulated deficit of $30,127,578, and working capital of $1,307,713. Our current cash balance is not sufficient to fund operations through fiscal 2002. We will require additional capital in 2002 to fund our operations and strengthen our working capital balances. See "Risk Factors" for a discussion of the Company's need for additional capital and other risks that may affect the Company's ability to attain profitability.

RISK FACTORS

An investment in the common stock offered by this prospectus involves a high degree of risk. You should carefully consider the risks described below, as well as the risks described in our annual and quarterly reports filed with the Securities and Exchange Commission, before deciding to purchase the shares of common stock. The risks described below are not the only ones that we face. Additional risks that generally apply to publicly traded companies, that are not yet identified or that we currently think are immaterial, may also adversely affect our company.

If any of the events, contingencies, circumstances or conditions described in the following risks actually occur, our business, financial condition or results of operations could be seriously harmed. The trading price of our common stock could, in turn, decline and you could lose all or part of your investment.

We need to raise additional capital to fund our operations. Our independent auditors included an explanatory paragraph in their report in our amended Annual Report on Form 10-K/A for the year ended December 31, 2001 expressing substantial doubt about our ability to continue as a going concern.

The financial statements in our Annual Report on Form 10-K for the year ended December 31, 2001 have been prepared on a going concern basis. The Company has incurred losses and negative cash flows from operations since its inception. As of December 31, 2001, the Company had working capital of $4,075,403, and an accumulated deficit of $28,926,957. For the year ended December 31, 2001 the Company used cash for operating activities of $4,219,239 and had a net loss of $6,063,239. In addition, at December 31, 2001, the Company was in default under a financial covenant of its bank line of credit, for which a waiver had been received from the bank to reduce the tangible net worth requirement from $5,000,000 to $4,000,000 through June 2002. The bank line of credit borrowings of $1,317,000 were repaid in January 2002. The Company's ability to meet obligations in the ordinary course of business is dependent on its ability to establish profitable operations and raise additional financing. Management believes it will be able to secure additional sources of financing in 2002 through the issuance of additional equity securities, through renewal of the Company's bank line and through increased borrowings on the line as the level of accounts receivable permits, and through development funding from development partners. Management also intends to delay or reduce expenditures in the event additional financial resources are not available on terms acceptable to the Company. The Report of Ernst & Young LLP, Independent Auditors on the Company's financial statements for the year ended December 31, 2001 contains an explanatory paragraph regarding the insufficiency of the Company's current cash balance to fund planned operating activities through fiscal 2002 and indicated substantial doubt about the Company's ability to continue as a going concern. There can be no assurances that additional financing will be available on acceptable terms, if at all, and such terms may be dilutive to existing stockholders. The Company's inability to secure the necessary financing would have a material adverse affect on the Company's financial condition and results of operations. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of assets and liabilities that may result from the outcome of this uncertainty.

We have a history of operating losses, and we cannot assure you that we will achieve ongoing profitability.

We have incurred significant operating losses since our inception in 1992. We expect to continue to incur quarterly operating losses at least through the second quarter of 2002 and possibly longer. Profitability, if any, will depend upon:
  increased market acceptance of our products including new products being introduced into the market;
  our ability to obtain additional capital to fund our working capital requirements;
  market acceptance and increased availability of mobile computers that use Microsoft's Windows-powered operating system for handheld computers (formerly Windows CE);
  the expansion of development and original equipment manufacturer, or OEM, customer relationships to increase development and product sales revenues;
  the development of successful new products for new and existing markets;
  our ability to increase or maintain gross margins through higher sales volumes and contract manufacturing efficiencies;
  our ability to expand our distribution capability;
  our ability to perform on development contracts; and
  our ability to manage our operating expenses.

We depend significantly on the market for mobile computers, particularly those that use the Windows Pocket PC operating system for handheld computers (formerly Windows CE).

Substantially all of our products are designed for use in handheld computers, including notebooks, handheld PCs, Palm-size PCs, tablet PCs, and H/PC Professionals (mini notebooks). The market for mobile computers is characterized by rapidly changing technology, evolving industry standards, frequent new product introductions, and significant price competition. These characteristics result in short product life cycles and regular reductions of average selling prices over the life of a specific product. Accordingly, growth in demand for mobile computers is uncertain. If such growth does not occur, demand for our products would be reduced. In addition, certain of our products utilize new technology, such as bluetooth, which is not yet widely adopted in the market place and there can be no assurance that this new technology will be accepted by the market place.

Our ability to generate increased revenue depends significantly on the commercial success of Windows-powered handheld devices, particularly the Pocket PC, and other devices such as the new line of handhelds with expansion options offered by Palm, and the commercial acceptance of our newer connectivity products involving newer technology. As a result, our future success depends on factors outside of our control, including market acceptance of Pocket PC devices generally and other factors affecting the commercial success of Pocket PCs devices, including availability of critical components such as processors, changes in industry standards, or the introduction of new or competing technologies. For instance, our revenue for the first three quarters of fiscal 2001 fell below prior expectations because of delays in shipment of Pocket PC devices by one of the Pocket PC manufacturers. Any delays in or failure of Pocket PC and other Windows-powered devices or the new Palm devices to ship on schedule, or to achieve or maintain market acceptance would reduce the number of potential customers of our products.

We face increased competition and our financial performance and future growth depend upon sustaining leadership positions in our existing markets and successfully targeting new markets.

Competitive challenges faced by Socket are likely to arise from a number of factors, including: industry volatility resulting from rapid development and maturation of technologies; industry consolidation resulting in companies with greater financial, marketing, and technical resources; increasing price competition in the face of weakening economic conditions and excess inventories; and continuing silicon integration of networking products. Our failure to compete successfully against current or future competitors could harm our business, operating results, or financial condition.

Also, in the markets in which we compete, products have short life cycles. Therefore, our success depends on our ability to identify new market and product opportunities, to develop and introduce new products in a timely manner, and to gain market acceptance of new products, particularly in our targeted emerging markets. Any delay in new product introductions, lower than anticipated demand for our new products, or higher manufacturing costs could have an adverse effect on our operating results or financial condition, particularly in those product markets we have identified as emerging high-growth opportunities.

If we fail to develop and introduce new products rapidly and successfully, we will not be able to compete effectively and our business will suffer.

The market for our products is characterized by rapidly changing technology, evolving industry standards, and short product life cycles. If we are unsuccessful at developing and introducing new products and services that are appealing to end users, our business and operating results would be seriously harmed. Accordingly, to remain competitive we must:
  identify emerging standards in the field of mobile computing products;
  enhance our products by adding additional features to differentiate our products from those of our competitors; and
  maintain superior or competitive performance in our products and bring products to market quickly.

The development of new products and services can be very difficult and requires high levels of innovation. The development process is also lengthy and costly. If we fail to anticipate our end users' needs and technological trends accurately or are otherwise unable to complete the development of products and services quickly, we will be unable to introduce new products and services into the market on a timely basis, if at all.

We expect our competitors to continue to improve the performance of their current products and services and to introduce new products, services, and technologies. Alternative technologies or successful new product introductions or enhancements by our competitors could reduce the sales and market acceptance of our products, services and technology, cause intense price competition, or make our products obsolete. Further, short product life cycles expose our products to the risk of obsolescence and require frequent new product introductions. To be competitive, we must continue to invest significant resources in research and development, sales and marketing, and customer support.

We cannot be sure that we will have sufficient resources to make these investments or that we will be able to make the technological advances necessary to be competitive. Increased competition could result in price reductions, fewer customer orders, reduced margins, and loss of market share. Our failure to compete successfully against current or future competitors could seriously harm our business, financial condition, and results of operations.

If we do not correctly anticipate demand for our products, our operating results will suffer.

Historically, we have seen steady increases in demand for our products and have generally been able to increase production to meet that demand. However, the demand for our products depends on many factors and will be difficult to forecast. We expect that it will become more difficult to forecast demand as we introduce and support more products and as competition in the market for our products intensifies. Significant unanticipated fluctuations in demand could cause the following problems in our operations:

If demand increases beyond what we forecast, we would have to rapidly increase production at our third-party manufacturers. We would depend on suppliers to provide additional volumes of components and those suppliers might not be able to increase production rapidly enough to meet unexpected demand. Even if we are able to procure enough components, our third-party manufacturers might not be able to produce enough of our devices as fast as we need them. The inability of either our manufacturers or our suppliers to increase production rapidly enough could cause us to fail to meet customer demand. Rapid increases in production levels to meet unanticipated demand could result in higher costs for manufacturing and supply of components and other expenses. These higher costs could lower our profit margins. Further, if production is increased rapidly, manufacturing yields could decline, which may also lower our margins. If forecasted demand does not develop, we could have excess production resulting in higher inventories of finished products and components, which would be costly and could lead to write-offs of some or all of the excess inventories. Lower than forecasted demand could also result in excess manufacturing capacity at our third-party manufacturers and failure to meet some minimum purchase commitments, each of which could result in lower margins.

A significant portion of our revenues currently comes from a small number of distributors, and any decrease in revenues from these distributors could harm our business.

A significant portion of our revenues comes from one distributor. Ingram Micro represented approximately 23% of our worldwide revenues in fiscal 2001 and 26% of our worldwide revenues in fiscal 2000. We expect that the majority of our revenues will continue to depend on sales to a small number of distributors. Any downturn in the business of these customers could seriously harm our revenues and results of operations.

Our intellectual property and proprietary rights may be insufficient to protect our competitive position.

Our business depends, in part, on our ability to protect our intellectual property. We rely primarily on patent, copyright, trademark and trade secret laws to protect our proprietary technologies. We cannot be sure that such measures will provide meaningful protection for our proprietary technologies and processes. In 1999 and again in 2001 and 2002 we applied for patents covering our proprietary technology relating to the implementation of memory in combination with Input/Output adapters and we received in March 2002 the patent applied for in 1999. However, we cannot be sure that any patent will issue as a result of these applications or future applications or, if issued, that any claims allowed will be sufficient to protect our technology. In addition, we cannot be sure that any existing or future patents will not be challenged, invalidated, or circumvented, or that any right granted thereunder would provide us meaningful protection. The failure of any patents to provide protection to our technology would make it easier for our competitors to offer similar products. In connection with our participation in the development of various industry standards, we may be required to agree to license certain of our patents to other parties, including our competitors, that develop products based upon the adopted standards.

We also generally enter into confidentiality agreements with our employees, distributors, and strategic partners, and generally control access to and distribution of our documentation and other proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our products, services, or technology without authorization, develop similar technology independently, or design around our patents. In addition, effective copyright, trademark, and trade secret protection may be unavailable or limited in certain foreign countries. Certain of our customers have entered into agreements with us pursuant to which such customers have the right to use our proprietary technology in the event we default in our contractual obligations, including product supply obligations, and fail to cure the default within a specified period of time.

We may not always be able to adequately protect or maintain our intellectual property rights.

Many of our competitors have large intellectual property portfolios, including patents that may cover technologies that are relevant to our business. In addition, many smaller companies, universities, and individual inventors have obtained or applied for patents in areas of technology that may relate to our business. The industry is moving towards aggressive assertion, licensing, and litigation of patents and other intellectual property rights.

In the course of our business, we may receive claims of infringement or otherwise become aware of potentially relevant patents or other intellectual property rights held by other parties. We evaluate the validity and applicability of these intellectual property rights, and determine in each case whether we must negotiate licenses or cross-licenses to incorporate or use the proprietary technologies, protocols, or specifications in our products. If we are unable to obtain and maintain licenses on favorable terms for intellectual property rights required for the manufacture, sale, and use of our products, particularly those which must comply with industry standard protocols and specifications to be commercially viable, our results of operations or financial condition could be adversely impacted.

In addition to disputes relating to the validity or alleged infringement of other parties' rights, we may become involved in disputes relating to our assertion of our intellectual property rights. Whether we are defending the assertion of intellectual property rights against us or asserting our intellectual property rights against others, intellectual property litigation can be complex, costly, protracted, and highly disruptive to business operations by diverting the attention and energies of management and key technical personnel. Further, plaintiffs in intellectual property cases often seek injunctive relief and the measures of damages in intellectual property litigation are complex and often subjective or uncertain. Thus, the existence of or any adverse determinations in this litigation could subject us to significant liabilities and costs. In addition, if we are the alleged infringer, we could be required to seek licenses from others or be prevented from manufacturing or selling our products, which could cause disruptions to our operations or the markets in which we compete. If we are asserting our intellectual property rights, we could be prevented from stopping others from manufacturing or selling competitive products. Any one of these factors could adversely affect our results of operations or financial condition.

Our ability to comply with industry standards is critical to our business.

We must continue to identify and ensure compliance with evolving industry standards to remain competitive. For instance, to avoid being out of compliance with newly emerging SD input/output standards, we are dependent upon approval of the standards for SD I/O cards by the SD standards committee before we complete our development of such products. Unanticipated changes in industry standards could render our products incompatible with products developed by major hardware manufacturers and software developers. We could be required, as a result, to invest significant time and resources to redesign our products to ensure compliance with relevant standards. If our products are not in compliance with prevailing industry standards for a significant period of time, we would miss opportunities to have our products specified as standards for new hardware components designed by mobile computer manufacturers and OEMs. The failure to achieve any such design win would result in the loss of any potential sales volume that could be generated by such newly designed hardware component.

We depend on alliances and other business relationships with a small number of third parties.

Our strategy is to establish strategic alliances and business relationships with leading participants in various segments of the communications and mobile computer markets. In accordance with this strategy, we have entered into alliances or relationships with Bell Mobility, Cambridge Silicon Radio, Hitachi, Intermec, Microsoft, Nokia Corporation, Palm, SanDisk Corporation, Sprint PCS, Symbol Technologies, and Toshiba Corporation. Our success will depend not only on our continued relationships with these parties, but also on our ability to enter into additional strategic arrangements with new partners on commercially reasonable terms. We believe that, in particular, relationships with application software developers are important in creating commercial uses for our products. Any future relationships may require us to share control over our development, manufacturing, and marketing programs or to relinquish rights to certain versions of our technology. Also, our strategic partners may revoke their commitment to our products or services at any time in the future, or may develop their own competitive products or services. Also, the hardware or software of such companies that is integrated into our products may contain defects or errors. Accordingly, our strategic relationships may not result in sustained business alliances, successful product or service offerings, or the generation of significant revenues. Failure of one or more of such alliances could result in delay or termination of product development projects, reduction in market penetration, decreased ability to win new customers, or loss of confidence by current or potential customers.

We have devoted significant research and development resources to design activities for Windows-powered mobile products and, more recently, to design activities for products to work with Palm devices, diverting financial and personnel resources from other development projects. These design activities are not undertaken pursuant to any agreement under which Microsoft or Palm are obligated to continue the collaboration or to support resulting products. Consequently, Microsoft or Palm may terminate their collaborations with us for a variety of reasons including our failure to meet agreed-upon standards or for reasons beyond our control, including changing market conditions, increased competition, discontinued product lines, and product obsolescence.

Our products may contain undetected flaws and defects.

Although we perform testing prior to new product introductions, our hardware and software products may contain undetected flaws, which may not be discovered until the products have been used by customers. From time to time, we may temporarily suspend or delay shipments or divert development resources from other projects to correct a particular product deficiency. Such efforts to identify and correct errors and make design changes may be expensive and time consuming. Failure to discover product deficiencies in the future could delay product introductions or shipments, require us to recall previously shipped products to make design modifications, or cause unfavorable publicity, any of which could adversely affect our business.

Our quarterly operating results may fluctuate in future periods, and our future results are difficult to predict because we typically have little order backlog.

We expect to experience quarterly fluctuations in operating results in the future. We generally ship orders as received and as a result typically have little or no backlog. Quarterly revenue and operating results therefore depend on the volume and timing of orders received during the quarter, which are difficult to forecast. Historically, we have often recognized a substantial portion of our revenues in the last month of the quarter. This subjects us to the risk that even modest delays in orders adversely affect our quarterly operating results. Our operating results may also fluctuate due to factors such as:
  the demand for our products;
  the size and timing of customer orders;
  unanticipated delays or problems in the introduction of our new products and product enhancements;
  the introduction of new products and product enhancements by our competitors;
  changes in the proportion of revenue attributable to royalties and engineering development services;
  product mix;
  timing of software enhancements;
  changes in the level of operating expenses;
  competitive conditions in the industry including competitive pressures resulting in lower average selling prices; and
  timing of distributor's shipments to their customers.

Because we base our staffing and other operating expenses on anticipated revenue, delays in the receipt of orders can cause significant variations in operating results from quarter to quarter. As a result of any of the foregoing factors, our results of operations in any given quarter may be below the expectations of public market analysts or investors, in which case the market price of our common stock would be adversely affected.

We depend on key employees, and we need to attract and retain them.

Our future success will depend upon the continued service of certain key technical and senior management personnel. Competition for such personnel is intense and there can be no assurance that we will be able to retain our existing key managerial, technical, or sales and marketing personnel. The loss of key personnel could adversely affect our business.

We believe our ability to achieve increased revenue and to develop successful new products and product enhancements will depend in part upon our ability to attract and retain highly skilled sales and marketing and product development personnel. Competition for such personnel is intense, and we may not be able to retain such key employees, and there are no assurances that we will be successful in attracting and retaining such personnel in the future. In addition, our ability to hire and retain such personnel will depend upon our ability to raise capital or achieve increased revenue levels to fund the costs associated with such personnel. Failure to attract and retain key personnel will adversely affect our business.

We depend on distributors, resellers, and OEMs to sell our products.

Because we sell our products primarily through distributors, resellers, and OEMs, we are subject to many risks, including risks related to their inventory levels and support for our products. Our agreements with OEMs, distributors, and resellers, in large part, are nonexclusive and may be terminated on short notice by either party without cause. Our OEMs, distributors, and resellers are not within our control, are not obligated to purchase products from us, and may represent other lines of products. A reduction in sales effort or discontinuance of sales of our products by our OEMs, distributors, and resellers could lead to reduced sales.

Use of distributors also entails the risk that distributors will build up inventories in anticipation of a growth in sales. If such growth does not occur as anticipated these could contribute to higher levels of product returns. The loss or ineffectiveness of any of our major distributors or OEMs could adversely affect our operating results.

We allow our distributors to return a portion of our inventory to us for full credit against other purchases. In addition, in the event we reduce our prices, we credit our distributors for the difference between the purchase price of products remaining in their inventory and our reduced price for such products. Actual returns and price protection may adversely affect future operating results, particularly since we seek to continually introduce new and enhanced products and are likely to face increasing price competition.

We are exposed to credit risks on collections from large customers and in our investments.

Accounts receivables are derived primarily from distributors and original equipment manufacturers. We perform ongoing credit evaluations of our customers' financial condition but generally require no collateral. Reserves are maintained for potential credit losses, and such losses have been within our expectations. However, to the extent that a large customer fails or is unable to pay, we are exposed to credit risk to the extent of the amounts due to us. We invest our cash in cash demand deposits and in a money market fund. The Company places its investments with high-credit-quality financial institutions and limits the credit exposure to any one financial institution or instrument. However, we are exposed to credit risk in the event of default by these institutions to the extent of the amount recorded on our balance sheet.

We may be unable to manufacture our products because we are dependent on a limited number of qualified suppliers for our components.

Several of our component parts are produced by a sole or limited number of suppliers. Shortages could occur in these essential materials due to an interruption of supply or increased demand in the industry. If we were unable to procure certain of such materials, we could be required to reduce our operations, which could have a material adverse effect upon our results. To the extent that we acquire extra inventory stocks to protect against possible shortages, we are exposed to additional risks associated with holding inventory including obsolescence, excess quantities, or loss.

A significant portion of our revenues are derived from export sales which are subject to additional risks.

Export sales (sales to customers outside the United States) accounted for approximately 21% of our revenue in 2000 and approximately 38% of our revenue in 2001. Accordingly, our operating results are subject to the risks inherent in export sales, including longer payment cycles;
  unexpected changes in regulatory requirements, import and export restrictions and tariffs;
  difficulties in managing foreign operations;
  the burdens of complying with a variety of foreign laws;
  greater difficulty or delay in accounts receivable collection;
  potentially adverse tax consequences; and
  political and economic instability.

In addition, our export sales are currently denominated predominately in United States dollars and in Euros for a portion of our sales to our European distributors. Accordingly, an increase in the value of the United States dollar relative to foreign currencies could make our products more expensive and therefore potentially less competitive in foreign markets and declines in value in the Euro relative to the dollar may result in foreign currency losses relating to collection of Euro denominated receivables.

Our operations are vulnerable to interruption by fire, earthquake, power loss, telecommunications failure, and other events beyond our control.

We do not have a detailed disaster recovery plan. The State of California has recently experienced electrical power shortages and blackouts. Additionally, we may experience natural disasters that could interrupt our business. Our corporate headquarters is located near an earthquake fault. The potential impact of a major earthquake on our facilities, infrastructure, and overall business is unknown. In addition, we do not carry sufficient business interruption insurance to compensate us for losses that may occur and any losses or damages incurred by us could have a material adverse affect on our business.

Our stock price is highly volatile.

Our stock price is highly volatile. During the period from January 1, 2001 through May 20, 2002, our stock price fluctuated between a high of $7.25 and a low of $1.02. Stock price fluctuations are caused by many factors, some of which may be beyond our control including general economic conditions and the outlook of market analysts and investors of the industry that we are in.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the shares sold under this prospectus, although we may receive up to approximately $188,000 upon exercise of the warrants. All proceeds from the sale of the shares will be for the account of the selling stockholders. See "Selling Stockholders" and "Plan of Distribution."

SELLING STOCKHOLDERS

All the shares offered under this prospectus have or will be issued pursuant to a private placement we effected in March 2002 to increase our working capital and cash balances. The offering was sold at a price of $1.59 per share of common stock and resulted in gross proceeds of approximately $607,000, and net proceeds after costs and expenses of approximately $420,000. In connection with the offering, we also issued warrants to investors in the offering and Socket's placement agent in the offering to purchase an aggregate of 118,344 shares of common stock at a price of $1.59 per share (subject to adjustment in the event of a dilutive issuance) which were valued at $195,268. The warrants have a term of five years, and could result in additional proceeds if exercised. This prospectus and the registration statement on Form S-3 of which it is a part were filed pursuant to a Registration Rights Agreement, which we agreed to file no later than May 1, 2002 to enable the resale of the shares issued in this offering and the shares issuable on exercise of the warrants issued to investors in this offering. Two members of Socket's Board of Directors, Charlie Bass and Enzo Torresi, invested $100,000 and $30,000, respectively, in this offering. The Company will seek ratification of this Financing from its stockholders at its annual meeting on June 20, 2002.

The following table sets forth, as of the date of this prospectus:
  the names of the selling stockholders;
  the number of shares of common stock held by each selling stockholder, plus the number of shares of common stock that would have been issuable to each selling stockholder on April 22, 2002 assuming the exercise of all convertible securities held by such selling stockholder on that date, without regard to any limitations on the exercisability of said convertible securities;
  the number of shares of common stock owned by each selling stockholder that may be offered for sale from time to time by this prospectus; and
  the number of shares of common stock owned assuming the sale of all shares covered by this prospectus and the percentage of all outstanding shares of common stock that ownership represents.

The shares may be offered by the selling stockholders or by pledgees, donees, transferrees or other successors in interest that receive such shares as a gift or through a private sale or other transfer. We may amend or supplement this prospectus from time to time to update the information provided in the table.

Name of Selling Stockholder(1)	Shares Beneficially Owned Prior to Offering	Number of Shares Being Offered	Shares Beneficially Owned After Offering
			Number	Percent(2)
Bass Trust	1,493,939 (3)	78,616	1,415,323	5.9%
Enzo Torresi	98,583 (4)	23,583	75,000	*
CAT Finance AG	235,000 (5)	235,000	0	*
Von Graffenried AG PrivatBank, Bern	142,682 (6)	105,000	37,682	*
Fortis Global Custody Management & Trustee Services (Ireland) Limited	35,000 (7)	35,000	0	*
Jefferies & Company, Inc.	22,905 (8)	22,905	0	*

* Less than 1%.

(1) Charlie Bass, trustee of the Bass Trust, is the Chairman of our Board of Directors. Dr. Bass also served as our interim Chief Executive Officer during January and February 1996 and from April 1997 until February 1998, at which time Mr. Bass assumed the position of Chief Executive Officer, a position he relinquished on March 22, 2000. Enzo Torresi has been a director of Socket since June 2000. Jefferies & Company, Inc. acted as the placement agent in Socket's Common Stock financing which closed on March 28, 2002. The other selling stockholders have not had a material relationship with us during the past three years.

(2) Based upon 24,019,977 shares of common stock outstanding as of the close of business on April 22, 2002.

(3) Includes 15,723 shares of common stock subject to warrants, and 85,000 shares of common stock subject to options.

(4) Includes 4,716 shares subject to warrants and 75,000 shares of common stock subject to options.

(5) Includes 47,000 shares subject to warrants.

(6) Includes 21,000 shares subject to warrants.

(7) Includes 7,000 shares subject to warrants.

(8) Consists of 22,905 shares subject to warrants.

PLAN OF DISTRIBUTION

The shares of common stock covered by this prospectus may be offered and sold from time to time by the selling stockholders. We will not receive any of the proceeds from the sale by the selling stockholders of the shares of common stock, although we may receive up to approximately $188,000 upon exercise of the warrants under which a portion of the registered shares are issuable. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale of the common stock covered hereby. The selling stockholders may (i) sell the shares being offered hereby on the Pacific Exchange, through the Nasdaq National Market or otherwise at prices and at terms then prevailing or at prices related to the then current market price; (ii) sell the shares offered hereby in private sales at negotiated prices directly or through a broker or brokers, who may act as agent or as principal or by a combination of such methods of sale, or (iii) choose to dispose of the shares offered hereby by gift to a third party or as a donation to a charitable or non-profit entity. The selling stockholders and any underwriter, dealer or agent who participates in the distribution of such shares may be deemed to be "underwriters" under the Securities Act, and any discount, commission or concession received by such persons might be deemed to be an underwriting discount or commission under the Securities Act.

In connection with distributions of the shares offered hereby, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions.In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of our common stock in the course of hedging the positions they assume with selling stockholders. The selling stockholders may also sell our common stock short and deliver the shares offered hereby to close out such short positions. The selling stockholders may also enter into option or other transactions with broker-dealer or other financial institutions which require the delivery to such broker-dealers or other financial institution of shares offered hereby, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). The selling stockholders may also pledge the shares offered hereby to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution, may effect sales of the pledged shares pursuant to this prospectus (as supplemented or amended to reflect such transaction). In addition, any shares offered hereby that qualify for sale pursuant to Rule 144 may, at the option of the holder thereof, be sold under Rule 144 rather than pursuant to this prospectus.

Any broker-dealer participating in such transactions as agent may receive commissions from the selling stockholders (and, if acting as agent for the purchaser of such shares, from such purchaser). Usual and customary brokerage fees will be paid by the selling stockholders. Broker-dealers may agree with the selling stockholders to sell a specified number of shares at a stipulated price per share, and, to the extent such a broker-dealer is unable to do so acting as agent for the selling stockholders, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to the selling stockholders. Broker-dealers who acquire shares as principal may thereafter resell such shares from time to time in transactions (which may involve crosses and block transactions and which may involve sales to and through other broker-dealers, including transactions of the nature described above) in the over-the-counter market, in negotiated transactions or by a combination of such methods of sale or otherwise at market prices prevailing at the time of sale or at negotiated prices, and in connection with such resales may pay to or receive from the purchasers of such shares commissions computed as described above.

We have advised the selling stockholders that the anti-manipulation of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus available to the selling stockholders and have informed them of the need for delivery of copies of this prospectus to purchasers on or prior to sales of the shares offered hereby. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act. Any commissions paid or any discounts or concessions allowed to any such broker-dealers, and any profits received on the resale of such shares, may be deemed to be underwriting discounts and commissions under the Securities Act if any such broker-dealers purchase shares as principal.

Upon our being notified by the selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a cross or block trade, a supplemental prospectus will be filed under Rule 424(c) under the Securities Act, setting forth the name of the participating broker-dealer(s), the number of shares involved, the price at which such shares were sold by the selling stockholder, the commissions paid or discounts or concessions allowed by the selling stockholder to such broker-dealer(s), and where applicable, that such broker-dealer(s) did not conduct any investigation to verify the information set out in this prospectus.

There can be no assurance that the selling stockholders will sell all or any of the shares of common stock offered under this prospectus.

LEGAL MATTERS

Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California will pass upon certain legal matters relating to the validity of the securities offered hereby for Socket Communications.

EXPERTS

Ernst & Young LLP, independent auditors, have audited our consolidated financial statements included in our amended Annual Report on Form 10-K/A for the year ended December 31, 2001, as set forth in their report, which is incorporated by reference into this prospectus and elsewhere in the registration statement. Our consolidated financial statements are incorporated by reference in reliance on Ernst & Young LLP's report given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-3, of which this prospectus is a part, under the Securities Act with respect to the shares of common stock offered hereby. This prospectus does not contain all of the information included in the registration statement. Statements in this prospectus concerning the provisions of any document are not necessarily complete. You should refer to the copies of these documents filed as exhibits to the registration statement or otherwise filed by us with the SEC for a more complete understanding of the matter involved. Each statement concerning these documents is qualified in its entirety by such reference.

We are subject to the informational requirements of the Exchange Act and, accordingly, file reports, proxy statements and other information with the SEC. The SEC maintains a web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. Copies of our reports, proxy statements and other information also may be inspected and copied at the public reference facilities maintained by the SEC at:

Judiciary Plaza Room 1024 450 Fifth Street, N.W. Washington, D.C. 20549	Citicorp Center 500 West Madison Street Suite 1400 Chicago, IL 60661

Copies of these materials can also be obtained by mail at prescribed rates from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549 or by calling the SEC at 1-800-SEC-0330.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you in this document by referring you to other filings we have made with the SEC. The information incorporated by reference is considered to be part of this prospectus, and later information filed with the SEC will update and supersede this information. We incorporate by reference the documents and information listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the completion of the offering covered by this prospectus:

(1) Our amended Annual Report on Form 10-K/A for the year ended December 31, 2001;

(2) Our Current Report on Form 8-K as filed with the Commission on April 10, 2002;

(3) Our Quarterly Report on form 10-Q for the quarter ended March 31, 2002; and

(4) The description of our common stock contained in our Registration Statement on Form 8-A filed with the SEC on April 11, 1995 and our Registration Statement on Form 8-A/A filed with the SEC on June 15, 1995.

We will provide to any person, including any beneficial owner, to whom a prospectus is delivered, a copy of any of the information which has been incorporated by reference into this prospectus at no cost upon an oral or written request to:

Socket Communications, Inc.
37400 Central Court
Newark, CA 94560
Attention: David W. Dunlap
(510) 744-2700

You can also call David W. Dunlap, Chief Financial Officer of Socket Communications, at (510) 744-2700 with any questions about the offering.

500,104 Shares

SOCKET COMMUNICATIONS, INC.

Common Stock

PROSPECTUS

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

May 21, 2002